EXHIBIT 21
SUBSIDIARIES OF MINDSPEED TECHNOLOGIES, INC.

Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Maker Communications, Inc.	Delaware
Microcosm Communications Ltd.	United Kingdom
Mindspeed Technologies B.V.	Netherlands